Free Writing Prospectus, dated February 5, 2024

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated January 26, 2024

Registration Statement Nos. 333-275727 and 333-275727-01

Virginia Power Fuel Securitization, LLC

(Issuing Entity)

PRICING TERM SHEET

$1,281,900,000

2024 Senior Secured Deferred Fuel Cost Bonds (the “Bonds”)

February 5, 2024

Issuing Entity:	Virginia Power Fuel Securitization, LLC

Sponsor, Depositor and Initial Servicer:	Virginia Electric and Power Company

Indenture Trustee:	U.S. Bank Trust Company, National Association

Joint Book-Running Managers:	Morgan Stanley & Co. LLC ATLAS SP Securities, a division of Apollo Global Securities, LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Jefferies LLC SMBC Nikko Securities America, Inc.

Co-Manager:	Siebert Williams Shank & Co., LLC

Expected Ratings (Moody’s/S&P):	Aaa (sf)/AAA (sf)(1)

Closing Date / Settlement Date:	February 14, 2024(2)

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2024(3)

Applicable Time:	5:37 PM (Eastern time) on February 5, 2024

Proceeds:	The total price to the public is $1,281,865,838. The total amount of the underwriting discounts and commissions is $5,127,600. The total amount of proceeds to the Issuing Entity before deduction of expenses (estimated to be $6,304,056) is $1,276,738,238.

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered	Scheduled Final Payment Date	Final Maturity Date	Interest Rate	Initial Price to Public(4)	Underwriting Discounts and Commission	Proceeds to Issuing Entity (Before Expenses)
A-1	1.90	$439,300,000	May 1, 2027	May 1, 2029	5.088%	99.99886%	0.40000%	$437,537,792
A-2	5.40	$842,600,000	May 1, 2031	May 1, 2033	4.877%	99.99654%	0.40000%	$839,200,446

Tranche	CUSIP	ISIN
A-1	92808VAA0	US92808VAA08
A-2	92808VAB8	US92808VAB80

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

The Bonds are expected to be delivered against payment for the Bonds on February 14, 2024, which will be the seventh business day following the date of pricing of the Bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade Bonds on the date of pricing or the succeeding four business days will be required, by virtue of the fact that the Bonds will initially settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

(3)	In any case where the date on which payment is due shall not be a business day, then payment may be made on the next business day.
(4)	Interest on the Bonds will accrue from February 14, 2024 and must be paid by the purchaser if the Bonds are delivered after that date.

EXPECTED SINKING FUND SCHEDULE(1)

Semi-Annual Payment Date	Tranche A-1 Principal	Tranche A-2 Principal
11/1/2024	$65,168,214	$0
5/1/2025	$80,396,314	$0
11/1/2025	$82,441,596	$0
5/1/2026	$84,538,910	$0
11/1/2026	$86,689,580	$0
5/1/2027	$40,065,387	$48,829,576
11/1/2027	$0	$91,104,935
5/1/2028	$0	$93,326,529
11/1/2028	$0	$95,602,297
5/1/2029	$0	$97,933,559
11/1/2029	$0	$100,321,669
5/1/2030	$0	$102,768,012
11/1/2030	$0	$105,274,010
5/1/2031	$0	$107,439,412

Total Payments	$439,300,000	$842,600,000

(1)	Amounts may not sum due to rounding.

EXPECTED AMORTIZATION SCHEDULE(1)

Semi-Annual Payment Date	Tranche A-1 Balance	Tranche A-2 Balance
2/14/2024	$439,300,000	$842,600,000
11/1/2024	$374,131,786	$842,600,000
5/1/2025	$293,735,472	$842,600,000
11/1/2025	$211,293,877	$842,600,000
5/1/2026	$126,754,967	$842,600,000
11/1/2026	$40,065,387	$842,600,000
5/1/2027	$0	$793,770,424
11/1/2027	$0	$702,665,488
5/1/2028	$0	$609,338,959
11/1/2028	$0	$513,736,662
5/1/2029	$0	$415,803,104
11/1/2029	$0	$315,481,435
5/1/2030	$0	$212,713,423
11/1/2030	$0	$107,439,412
5/1/2031	$0	$0

(1)	Amounts may not sum due to rounding.

Subject to the terms and conditions in the underwriting agreement among the Issuing Entity, Virginia Electric and Power Company and the underwriters, for whom Morgan Stanley & Co. LLC, ATLAS SP Securities, a division of Apollo Global Securities, LLC and Wells Fargo Securities, LLC are acting as representatives, the Issuing Entity has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the Bonds listed opposite each underwriter’s name below:

Underwriter	Tranche A-1	Tranche A-2
Morgan Stanley & Co. LLC	$175,721,000	$337,040,000
ATLAS SP Securities, a division of Apollo Global Securities, LLC	$87,860,000	$168,520,000
Wells Fargo Securities, LLC	$87,860,000	$168,520,000
Citigroup Global Markets Inc.	$39,537,000	$75,834,000
Jefferies LLC	$19,768,000	$37,917,000
SMBC Nikko Securities America, Inc.	$19,768,000	$37,917,000
Siebert Williams Shank & Co., LLC	$8,786,000	$16,852,000

Total	$439,300,000	$842,600,000

The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each tranche:

Tranche	Selling Concession	Reallowance Discount
A-1	0.20%	0.10%
A-2	0.20%	0.10%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

WEIGHTED AVERAGE LIFE SENSITIVITY

	Expected Weighted	-5% (3.53 Standard Deviations from Mean)		-15% (16.27 Standard Deviations from Mean)
Tranche	Average Life (Years)	WAL (yrs)	Change (days)(1)	WAL (yrs)	Change (days) (1)
A-1	1.90	1.90	0	1.90	0
A-2	5.40	5.40	0	5.40	0

(1)	Number is rounded to whole days.

Assumptions

For the purposes of preparing the above chart, the following assumptions, among others, have been made:

(i)

in relation to the initial forecast, the forecast error stays constant over the life of the Bonds and is equal to an overestimate of electricity usage of 5% (3.53 standard deviations from mean) or 15% (16.27 standard deviations from mean);

(ii)

the servicer makes timely and accurate semi-annually true-up adjustments (at least quarterly beginning 12 months prior to the scheduled final payment date of the latest maturing tranche), but makes no interim true-up adjustments;

(iii)

for purposes of setting the initial deferred fuel cost charge, the net charge-off rate as a percentage of billed revenue and average days sales outstanding per customer bill is each assumed to equal Virginia Power’s average (mean) for 2023;

(iv)

for purposes of setting a subsequent deferred fuel cost charge, and for purposes of calculating actual deferred fuel cost charge collections, net charge-off rate as a percentage of billed revenue and the average days sales outstanding per customer bill are both held constant at Virginia Power’s maximum (most unfavorable) for 2023;

(v)	during the first payment period, interest will accrue for approximately 9 months and the deferred fuel cost charge will be collected for approximately 9 months;

(vi)	there is no acceleration of the final maturity date of the Bonds; and

(vii)	the issuance date of the Bonds is February 14, 2024.

There can be no assurance that the weighted average lives of the Bonds will be as shown.

Virginia Electric and Power Company (“Virginia Power”) and the Issuing Entity have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Virginia Power and the Issuing Entity have filed with the SEC as exhibits to the registration statement for more complete information about the Issuing Entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Virginia Power, the Issuing Entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, ATLAS SP Securities, a division of Apollo Global Securities, LLC, at 1-212-317-4500 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.